October 1, 2024

Zaid Pardesi
Chief Executive Officer
Oaktree Acquisition Corp. III Life Sciences
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp. III Life Sciences
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 13, 2024
           CIK No. 0002029769
Dear Zaid Pardesi:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Our Acquisition Process, page 10

1. We note your response to prior comment 3 and your revised disclosure which states that
       "potential conflicts of interest still may exist." Please expand to describe the actual conflicts of interest that may arise in the event you do pursue an initial business combination with an affiliated entity rather than generally referring to potential conflicts of interest.
Initial Business Combination, page 12

2. We note the disclosure on pages 16 and 140 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our
 October 1, 2024
Page 2

       sponsor may (i) surrender or forfeit, transfer or exchange our founder shares, private placement units or any of our other securities held by it, including for no consideration in connection with a PIPE financing or otherwise, (ii) subject any such securities to earn-
       outs or other restrictions, and (iii) enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Compensation of Sponsor, Sponsor's Affiliates and Directors and Officers, page
17

3. We note your response to prior comment 5. Please revise to describe the extent to which the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K. Permitted Purchases and other transactions with respect to our securities, page 36

4. We note the disclosure in this section that in the event your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction.
       Please reconcile with the disclosure in Clause 3 of the letter agreement entered into with the sponsor, officers and directors, whereby they agreed to vote any founder shares and private placement shares held by them and any public shares purchased in favor of our initial business combination.
Other Considerations and Conflicts of Interest, page 140

5. We note your response to prior comment 16. Please revise your disclosure here to disclose the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please see Item 1603(a)(7) of Regulation S-K.
       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Christian O. Nagler, Esq.